CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today, that on 15 September 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 63,007,124 ordinary shares of 50p, representing 7.02% of the issued share capital of Corus Group plc.


Legal Entity                                       Holding      Percentage Held
------------                                       -------      ---------------
Gerrard Ltd                                          86,468           .0096
Barclays Global Fund Advisors                     3,035,162           .3381
Barclays Bank Trust Company Ltd                       3,344           .0004
Barclays Global Investors Ltd                    28,063,941          3.1259
Barclays Life Assurance Co Ltd                    2,762,188           .3077
Barclays Global Investors Japan Trust & Banking   1,008,346           .1123
Barclays Global Investors Australia Ltd             954,023           .1063
Barclays Capital Inc                              1,191,270           .1327
Barclays Capital Securities Ltd                   4,579,054           .5100
Barclays Global Investors, N.A.                  17,089,545          1.9035
Barclays Global Investors Japan Ltd               4,167,215           .4642
Barclays Global Investors Canada Ltd                 66,568           .0074

                         Group Holding           63,007,124          7.0181


Registered Holder                             Account Designation    Holdings
-----------------                             -------------------    --------
Bank of New York                                                       62,918
Barclays Capital Nominees Limited                                   1,191,270
Barclays Capital Nominees Limited                                   2,487,131
Barclays Capital Nominees Limited                                   1,905,323
Barclays Capital Securities Ltd                                       116,600
Barclays Capital Securities Ltd                                        70,000
Barclays Global Investors Canada                                       66,568
Barclays Trust Co & Others                                              2,822
Barclays Trust Co  E99  C 000000000000000000                              100
Barclays Trust  Co R69  C 000000000000000000                              422
BNP Paribas                                                           139,925
Chase Nominees Ltd                                 16376              446,579
Chase Nominees Ltd                                 20947           19,186,135
Chase Nominees Ltd                                 21359              627,409
Chase Nominees Ltd                                 28270              308,767
Chase Nominees Ltd                                 28270              285,380
CIBC Mellon Global Securities                                         105,277
Investors Bank and Trust Co.                                           83,196
Investors Bank and Trust Co.                                          238,288
Investors Bank and Trust Co.                                          183,472
Investors Bank and Trust Co.                                          350,752
Investors Bank and Trust Co.                                            4,562
Investors Bank and Trust Co.                                            6,722
Investors Bank and Trust Co.                                           15,990
Investors Bank and Trust Co.                                            6,984
Investors Bank and Trust Co.                                           97,176
Investors Bank and Trust Co.                                          151,862
Investors Bank and Trust Co.                                          905,366
Investors Bank and Trust Co.                                        2,407,680

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Investors Bank and Trust Co.                                          273,414
Investors Bank and Trust Co.                                           25,082
Investors Bank and Trust Co.                                          627,903
Investors Bank and Trust Co.                                        2,258,497
Investors Bank and Trust Co.                                        4,301,525
Investors Bank and Trust Co.                                        5,227,994
Investors Bank and Trust Co.                                           14,278
Investors Bank and Trust Co.                                           74,708
JP Morgan (BGI Custody)                            16331              224,983
JP Morgan (BGI Custody)                            16338               53,352
JP Morgan (BGI Custody)                            16341              498,703
JP Morgan (BGI Custody)                            16341              675,039
JP Morgan (BGI Custody)                            16342              112,740
JP Morgan (BGI Custody)                            16344              228,687
JP Morgan (BGI Custody)                            16345              374,537
JP Morgan (BGI Custody)                            16400            7,097,318
JP Morgan (BGI Custody)                            18409              706,500
JP Morgan Chase Bank                                                  485,406
JP Morgan Chase Bank                                                    8,930
JP Morgan Chase Bank                                                  121,108
JP Morgan Chase Bank                                                  129,948
JP Morgan Chase Bank                                                   46,267
JP Morgan Chase Bank                                                   25,186
JP Morgan Chase Bank                                                    8,624
JP Morgan Chase Bank                                                   95,304
JP Morgan Chase Bank                                                   29,318
JP Morgan Chase Bank                                                    7,382
JP Morgan Chase Bank                                                   89,121
JP Morgan Chase Bank                                                   13,629
JP Morgan Chase Bank                                                1,589,208
JP Morgan Chase Bank                                                    2,802
JP Morgan Chase Bank                                                  876,360
JP Morgan Chase Bank                                                   77,663
JP Morgan Chase Bank                                                   54,190
Master Trust Bank                                                     807,328
Mellon Trust - Us Custodian                                           239,076
Mellon Trust - Us Custodian                                            35,051
Mellon Trust of New England                                           143,698
Mitsui Asset                                                           15,079
Northern Trust Bank - BGI SEPA                                         77,636
Northern Trust Bank - BGI SEPA                                        271,324
Northern Trust Bank - BGI SEPA                                        358,127
R C Greig Nominees Limited                                             74,665
R C Greig Nominees Limited A/C AK1                                      5,993
R C Greig Nominees Limited A/C BL1                                      2,419
R C Greig Nominees Limited A/C GP1                                      2,343
R C Greig Nominees Limited A/C SA1                                      1,048
State Street Bank & Trust - W1                                        276,536
State Street Boston                                                   255,225
State Street Boston                                                   460,812
State Street Trust of Canada -                                        242,780
The Northern Trust Company - U                                        171,553
Trust & Custody Services Bank                                       1,665,946
Trust & Custody Services Bank                                           9,019
Trust & Custody Services Bank                                           1,084

                                                Total              63,007,124